

# GameStop's Investor Presentation Reinforces the Need for More Change

**VOTE THE WHITE PROXY CARD**



**HESTIA**    **PERMIT CAPITAL** Enterprise Fund

MAY 2020

# Executive Summary

- The Company's May 21, 2020 shareholder presentation, ***put forth by the newly reconstituted Board***, shows that the Board's behavior has not changed despite recent Board changes

  - The Board seems to have **intentionally manipulated its performance analysis** in order to claim its performance is better than it is – eliminating the first two days of trading after the Company announced its new strategy during which the stock declined 10%, switching to a new comparison index and comparing itself to a new peer group[1]

  - The Board takes credit for **retiring notes that were maturing** in fiscal 2019 and for ending fiscal 2019 with $500 million in cash (even though it started fiscal 2019 with $1.6 billion in cash)

- The New Board's presentation **fails to address many of the key issues and facts** raised by shareholders that are relevant to the important question of whether more change is required

- The New Board's disheartening presentation is further evidence that ***more change is needed***

  - Shareholders deserve transparency and objectivity from the Board

  - Instead, the New Board seemed content to make disingenuous arguments and manipulate data in its presentation

The 2019 peer group includes Abercrombie & Fitch, Bed Bath & Beyond, Kohl's, O'Reilly Automotive, Advance Auto Parts, Dick's Sporting Goods, L Brands, Ross Stores, AutoZone, Foot Locker, Nordstrom, Tiffany & Co., Barnes & Noble, Gap, Office Depot and Williams-Sonoma. In September 2019, the Company switched its peer group to include Abercrombie & Fitch, Ascena Retail Group, Bed Bath & Beyond, Designer Brands, Dick's Sporting Goods, Foot Locker, Gap, Nordstrom, Office Depot, Signet Jewelers, The Michaels Companies, Urban Outfitters and Williams-Sonoma, which conveniently include companies that are nearing bankruptcy.

# GameStop's Board Does Not Even Attempt to Defend Much of Its Woeful Record

**The Company's presentation fails to address the following:**

- **Horrible long-term and recent TSR**, including in the period subsequent to the appointment of the new CEO and the announcement of its new "strategic plan" – in every period, GameStop has underperformed its historical peer group and the Dow Jones Specialty Retailers Index (GameStop's own chosen index)

- **Declining fundamental financial performance**, which shows no sign of being arrested by the "strategic plan"

- The skepticism among shareholders as evidenced by **declining multiples** and a **short interest** in the stock of over 100%, as well as its March 2021 Notes recently trading below 70 cents on the dollar

- **Bearish views** of sell-side analysts, none of whom rate the Company a "buy" despite the new "strategic plan", and the Company's own bank (BofA) has a sell rating on them

- **Massive guidance misses**, including three revisions to guidance in a four month period, hurting management credibility

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# GameStop's Board <u>Changes Dates</u> to Manufacture "Tangible Results"







**Total Shareholder Return**
**Sept. 10, 2019 to Sept. 12, 2019**

- GameStop's Board claims the announcement of the "GameStop Reboot" Plan is the right starting date for measuring the performance of the new Board and plan

- But the Board used a chart that begins *not when the plan was announced*, but rather (without any explanation) **two days later**, which allows GameStop to avoid the 10% stock drop that occurred immediately after the plan was announced

> **The Board seems to be intentionally trying to mislead stockholders by <u>choosing a more favorable date</u> to remove a 10% loss which occurred after its strategy was announced**

*Source: Factset. The "Peers" include the companies cited by the Company on its slide.*

# GameStop's Board <u>Changes Index</u> to Manufacture "Tangible Results"

**Every year since 2003, GameStop compared its performance to the Dow Jones Specialty Retailers Index, including as recently as March 2020**



**Last week, for the first time <u>EVER</u>, the Board tried to shift shareholder focus to the Russell 2000 Index**



**This shift in the index to which GameStop compares itself appears to be an attempt to mislead stockholders about its performance**



**Total Shareholder Return**
**Sept. 12, 2019 (GameStop's chosen start date) to May 19, 2020**

---

**Stockholders should not trust a Board that shifts comparison from an index GameStop has continuously used for 17 years in an attempt to make GameStop appear to be a better performer as the annual meeting approaches**

*Source Factset; 2003 proxy statement p.12; 2008 proxy statement p. 18; 2013 10-K p. 28; 2018 10-K p. 17; 2020 10-K p.14*

5

# GameStop's Board Manufactures Data to Distract From Actual Performance





## Total Shareholder Return
### Sept. 10, 2019 to March 11, 2020*

| | |
|---|---|
| Dow Jones Specialty Retailers | -1% |
| S&P 500 | -7% |
| 2019 Peers | -15% |
| GameStop | -19% |

**GameStop's Board attempts to take credit for:**

- **April 4: GME stock climbs +10%** when Permit/Hestia filed its preliminary proxy
- **April 24: GME stock climbs +22%** when Permit/Hestia filed its definitive proxy

*Source: Factset; Stockholder Group Analysis. Capital IQ.;*
*\* The Hestia/Permit 2019 Cooperation Agreement expired on March 11, 2020, and the Group went public before market open on March 12, 2020*

# The "Strategic Plan" Results Are Nothing for this Board to Tout

**STRATEGIC PLAN BEGINNING TO DELIVER TANGIBLE RESULTS**

The Board and management team's execution of its strategic plan are beginning to deliver tangible results in a short period. The Company expects the continued execution of the GameStop Reboot will continue to deliver long-term value to stockholders. Recent operational highlights include:

- ✓ In FY2019, generated $62.3 million in adjusted operating income while exiting the year with approximately $500 million in cash, despite a challenging sales environment underpinned by the late stage gaming console cycle.
- ✓ Significantly improved capital structure, deploying proceeds from sale of non-core business units to reduce debt by $401 million and repurchase 38.1 million shares for $199 million to leverage the Company's market position as the omni-channel leader in gaming.
- ✓ Optimized operations by improving inventory, with a 31% reduction at year-end; implementing initiatives to accelerate GameStop's transformation, including enhancing digital, online and experiential retail; improving our loyalty program; and continuing to de-densify the store base.
- ✓ Began fiscal 2020 with increased financial flexibility and a continued focus on key priorities to optimize, stabilize and transform GameStop to achieve sustainable and profitable long-term growth.
- ✓ GameStop is well-positioned to navigate the market challenges arising from the outbreak of the COVID-19 pandemic due to its recently strengthened balance sheet and the Company's ability to serve its customers as they adjust to increased time at home for work, learning and play.

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**MISLEADING**

- **GameStop began FY 2019 with over $1.6 billion in cash** and ended with $500 million. Net cash fell from $800 million to $80 million

- **The Board did not proactively retire debt at advantageous prices.** $350 million of debt was due on October 1, 2019. The rest of the debt repurchased in 2019 was due in 2021 and purchased <u>above</u> par value. This debt traded below $0.70 on the dollar recently

- **The decrease in inventory is in-line with the decline in revenue.** From Q4 2018 to Q4 2019, revenue declined 28% while inventory declined 31%

**Many of the items management call "results" are not performance improvements at all**

Source: Stockholder Group Analysis, Company's public filings.

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# Capital Allocation Mistakes Have Created Liquidity Concerns and Eroded Shareholder Confidence

- The Board eliminated the annual dividend as the Company's credit quality deteriorated. **GameStop's stock fell 36% upon announcement of the cut** and has not recovered since

- **The Board repurchased stock *after* significant stockholder pressure**

- **Management did not refinance the 2021 Senior Notes when they were in a better position to do so, despite our efforts to get them to do so**. A refinancing now is likely to result in a lower dollar amount and less attractive terms and rate


BALANCED APPROACH TO CAPITAL ALLOCATION
The Board formed a sub-committee to discuss capital structure approach
Retired $350M in unsecured senior notes in Spring 2019
Eliminated annual dividend ($155M) in June 2019
Completed ~$200M share repurchase program of 38M shares (~37% of shares outstanding) in FY2019.
FY2020 focus on strengthening balance sheet, building substantial liquidity and taking a disciplined approach to capital expenditures with an emphasis on more optimized returns.
Liquidity necessary to navigate COVID-19 pandemic
Continue to explore opportunities to enhance capital structure, including additional debt refinancing
Proceeds from Sping Mobile Sale
($ in millions)
$199
$405
$40
Debt Repayment
Q1 Dividend
Share Buy Back
GameStop's Disciplined Capital Allocation Strategy Contrasts Starkly Against Hestia-Permit's Short-Term Agenda
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**GameStop faces a challenging refinancing and must take immediate action to improve its liquidity**

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*Source: Stockholder Group Analysis, Company's public filings.*

# GameStop's Compensation Structure is Misaligned with Performance

- **Total compensation to GameStop's Board and executives was approximately 15% of the Company's market capitalization at fiscal year end 2019**. In 2019, stockholders lost more than 65% of their investment

- **Management's bonus payout was 196% for SG&A cost savings in 2019, even though SG&A as a percentage of revenue and gross profit reached all-time highs.** Executives were also compensated for the completion of a "test" store concept without any regard to any actual achievement



**EXECUTIVE COMPENSATION SUMMARY**

- The Compensation Committee structures executive compensation to incentivize management to achieve profitability and a high level of performance in order to generate sustainable value for GameStop stockholders

- Management Say On Pay averaged over 90% stockholder support in each of the past three years

- According to ISS, in 2019, CEO total pay was 0.32 times the median of its peers

- The Compensation Program is designed to align with the successful execution of GameStop Reboot
  - The Short-Term Incentive is based on the achievement of operating income, G&A cost savings, free cash flow and store concept test goals
  - The Long-Term Incentive is based on the achievement of cumulative operating income goals

CEO total pay is 0.32 times the median of peers.

5,000   10,000   15,000   20,000   25,000   30,000

Source: ISS 2019 Report

***Executive Compensation Directly Aligned with Execution of the Company's Strategy and Stockholder Value Creation***

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**Thomas Kelly has served on the Compensation Committee since 2013 and is currently its Chairman - he should be held directly responsible for the Company's misaligned compensation practices**

*Source: Stockholder Group Analysis, Company's public filings.*

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# Stockholder Outreach and Board Refreshment

**BOARD REFRESHMENT & MANAGEMENT SUCCESSION**

✓ Leading up to our Annual Meeting, our Board engaged with stockholders representing 87% of our outstanding shares as of April 20, 2020, including Hestia-Permit, demonstrating our proactive and robust stockholder outreach program through which we directly heard valuable stockholder feedback and encouragement of GameStop's Board refreshment, corporate strategy, capital allocation and corporate governance

✓ Our Board appointed six new independent directors with highly desired skillsets within the last two years – including onboarding two directors pursuant to a cooperation agreement entered into with Hestia-Permit last year

✓ Our Board recruited GameStop's new management team in 2019, which is successfully leading the Company's execution of GameStop Reboot and adroitly steering the Company through the COVID-19 crisis with prudent decision-making on capital allocation and debt reduction

✓ Thoughtfully maintained two key directorships for an additional year to ensure necessary and appropriate knowledge transfer

*Following the 2020 Annual Meeting, 9 of 10 directors will be independent and 7 of 10 directors will have Board tenures of 2 years or less*

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- **Replacing half the Board in one year after 10+ years of underperformance, including a 65% decline in stock value during 2019, is not a best-in-class Board refreshment practice.**

- Poor management succession planning has led to 5 CEOs in 3 years. **Company just lost its CAO, and principal accounting officer, while in the process of closing the books for Q1 2020.**

- GameStop's new Board was near last to close its stores and cut executive pay during the Covid-19 crisis as compared to its proxy peers.

- The retention of two long-tenured, ineffective directors with irrelevant skillsets and little stock ownership does not add value for stockholders.

- If Board continuity was truly desired, the Board could have seriously considered our offer to **expand** the Board to add one stockholder in March 2020.

**As Chairman of the Nominating/Governance Committee since 2010, Jerome Davis should be held directly responsible for the Board's poor succession planning and refreshment process**

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# The Allegation We Are Focused on Short-Term Financial Engineering is Baseless

HESTIA-PERMIT FOCUSED ON SHORT TERM FINANCIAL ENGINEERING

X Hestia Capital Management sent a public letter to the Board demanding that "the Board should immediately pursue a tender offer of between $500M and $700M, and continue to buy back as much as $100M in stock per year" completely ignoring the $350 million of notes scheduled to mature October 1, 2019, on February 12, 2019.

X Given the recent market volatility, had GameStop pursued Hestia Capital's short-sighted and risky buyback advice, the results would have been catastrophic to the business and for the stockholders.

X Hestia Capital's short-sighted buyback suggestion demonstrates their lack of understanding of what it takes to operate a business. **Delivering long-term value to stockholders requires more than short-term financial engineering.**

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FALSE

- **In its February 12, 2019, Hestia publicly called for the repayment of the October 2019 Notes, and Permit/Hestia have always been supportive of repaying the Company's debt at attractive prices.**
- Hestia and Permit recommended a significant buyback based on the healthy financials and guidance provided by management at the time. Management subsequently reduced guidance 3x in four months and missed their year end liquidity forecast in fiscal 2019.
- **GameStop's issues are not related to recent market volatility, but rather an inability to perform**. For the first time since being public, GameStop was cash flow negative in fiscal 2019, recording a negative free cash flow of ($493) million.

**Permit and Hestia are long-term stockholders committed to creating value for ALL stakeholders**

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*Source: Stockholder Group Analysis, Company's public filings.*

# Permit and Hestia Are Long-Term, Committed Stockholders Who Tried to Resolve the Current Proxy Contest Amicably

> **WE ATTEMPTED TO AVOID A PROXY FIGHT WITH A SETTLEMENT**
>
> - On April 19, 2019, GameStop entered into a Cooperation Agreement with Hestia-Permit
> - GameStop agreed to appoint a new independent director from among the group of candidates identified by Hestia-Permit, as well as an additional independent nominee approved by Hestia-Permit, resulting in the appointment of Lizabeth Dunn and Raul Fernandez to the Board
> - Despite appointing Lizabeth Dunn and Raul Fernandez to the Board in 2019, Hestia-Permit are waging an unnecessary proxy fight in 2020
> - Hestia-Permit asked Lizabeth Dunn to join their slate of nominees this year. She declined to do so because she supports the current Board and the Company's strategic direction
> - In March 2020, the Board completed a comprehensive search process and appointed three more highly qualified board members – all of whom have deep requisite skills and experiences
> - In April 2020, the Board made a another, good-faith effort to avoid a proxy fight and settle with Hestia-Permit to avoid wasting valuable shareholder capital
> - Hestia-Permit refused any settlement that did not include the appointment of Hestia's managing partner, Kurt Wolf to the Board and now seek to replace two of our experienced and highly qualified independent directors with their two unqualified nominees (including Mr. Wolf)
>
> GameStop POWER TO THE PLAYERS 7
>
> FALSE

- Permit/Hestia entered into a Cooperation Agreement in early 2019 with the belief that the Board would honor its commitment to work constructively with us on further Board refreshment.
- Instead, the Board added Mr. Fernandez without our involvement. ***To this day, we have never spoken or communicated with Mr. Fernandez.***
- Ms. Dunn informed us in February 2020 that she expected to be re-nominated to the Board. **There was no reason to ask Ms. Dunn to join our slate of nominees this year.**
- In March 2020, after the Board announced a refreshment, **we called upon the Board to add just one stockholder to the Board to avoid a proxy contest.** In March and April 2020, the Board never formally proposed any settlement to avoid a proxy contest, other than to support their slate and talk to us next year.
- The Board has chosen to spend more than $1.6 million fighting to keep two underperforming, long-tenured, lame-duck directors.


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# Our Nominees Have the Experience Necessary to Create Value

HESTIA-PERMIT ARE FOCUSED ON SHORT-TERM FINANCIAL ENGINEERING AND ITS NOMINEES WOULD NOT BE ADDITIVE TO OUR BOARD
X No retail experience
X No business transformation experience
X No video game experience
X No omni-channel experience
X No public company management experience
X Portfolio manager alone isn't a relevant skillset to be a director on GameStop's Board
FALSE
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- **Paul Evans has significant public company management experience, having overseen business transformations** as a director and Interim CEO of Hill International (NYSE: HIL) and as the former CFO at MYR Group (Nasdaq: MYRG). Mr. Evans has also **overseen over $5 billion in financings** during his career, bringing a highly needed skillset to a Board which sorely lacks this expertise.

- **Kurt Wolf, in addition to being a long-term stockholder, has founded and taken executive roles at three highly successful start-ups**, and has extensive strategy consulting experience. He also has public company management experience at UnitedHealth Group (NYSE: UNH) where he was Director of Corporate Development – **responsible for business transformation** in the company's consumer-driven health care division.

- Our two highly-qualified nominees will also be representing 7.2% of the Company's outstanding stock, which will help restore accountability and credibility to GameStop

**Our nominees are accomplished professionals with significant public company and turnaround experience**

*Source: Stockholder Group Analysis. Company filings.*

# Your Vote is Important!

## Don't Be Misled by GameStop's False and Misleading Claims

- GameStop's Board has repeatedly failed shareholders contributing to a **share price decline of 85%** over the past five fiscal years

- We initially signed a Cooperation Agreement with GameStop, but **the Board refused to meaningfully engage with us thereafter**

- Management and the Board are content spending shareholder capital to **defend two long-tenured directors who should be held accountable for the Company's disastrous performance**

- *GameStop's Board is too retail focused and ill-equipped* to address the uncertainties posed by COVID-19, an upcoming debt refinancing, non-core asset sales and the need to evolve its business strategy

- *Shareholders deserve a Board* with fresh perspectives on growth, turnaround experience, a commitment to cost reductions, prudent capital allocation and compensation targets, and who have significant stock ownership

- *We have nominated two independent professionals* who can serve the interests of shareholders better than two lame duck directors who own little stock

## PLEASE VOTE THE <u>WHITE</u> CARD TODAY!

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# Vote the WHITE Card

**If you have any questions regarding your <u>WHITE</u> proxy card or need assistance in executing your proxy, please contact:**



Saratoga Proxy Consulting LLC
520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

*Stockholders may call toll-free at (888) 368-0379*
*Email: info@saratogaproxy.com*

| **John Broderick** | **Kurt Wolf** |
|---|---|
| Permit Capital | Hestia Capital |
| John.Broderick@permitcap.com | KWolf@hestiacapital.com |

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# Appendix: Supplemental Information to "More Change is Needed" Presentation

**GameStop's customers and employees have become increasingly unhappy over the past year, more so than competitors Walmart and Best Buy**



GameStop
Sentiments of "Anger" and "Disgust" spiked during the Covid-19 crisis
Mention Volume
40k
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10k
0
May 2019
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Walmart
Save money. Live better.
Mention Volume
600k
400k
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0
May 2019
Jun 2019
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Apr 2020
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BEST BUY
Mention Volume
200k
150k
100k
50k
0
May 2019
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Anger Disgust Fear Joy Sadness Surprise

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*Source: Brandwatch.*

Note: Brandwatch aggregates posts on various social media channels associated with retail brands like GameStop. Using their algorithm Brandwatch assigns an emotion to each post.